Banyan Acquisition Corp.

400 Skokie Blvd, Suite 820

Northbrook, Illinois 60062

January 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Banyan Acquisition Corp.

Registration Statement on Form S-1 File No. 333-258599

Dear Pam Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Banyan Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 19, 2022, or as soon thereafter as practicable, or at such other later time as the Company or its outside counsel, Katten Muchin Rosenman LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Timothy Kirby of Katten Muchin Rosenman LLP at (212) 940-6494, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Keith Jaffee

Name: Keith Jaffee

Title: Chief Executive Officer